As filed with the Securities and Exchange Commission on May 1, 2013
1933 Act File No. 333-180596

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	|X|
Pre-Effective Amendment No. ___	|_|
Post-Effective Amendment No. __1__	|X|

(Check appropriate box or boxes)

INVESCO MUNICIPAL OPPORTUNITY TRUST
 (Exact Name of Registrant as Specified in Charter)

1555 Peachtree Street, N.E., Atlanta, Georgia 30309
 (Address of Principal Executive Offices) (Zip Code)

(713) 626-1919
(Registrant's Telephone Number, including Area Code)

John M. Zerr, Esq.
11 Greenway Plaza
Suite 1000
Houston, Texas 77046
(713) 626-1919
(Name and Address of Agent for Service of Process)

Copies to:

Stephen R. Rimes, Esquire Invesco Advisers, Inc. 11 Greenway Plaza, Suite 1000 Houston, Texas 77046-1173	Matthew R. DiClemente, Esquire Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, Pennsylvania 19103
Michael K. Hoffman Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2012 pursuant to Rule 497(b) of the Securities Act of 1933, as amended, are incorporated herein by reference.

This Post-Effective Amendment is being filed for the purpose of filing the final tax opinion as Exhibit 12 to this Registration Statement on Form N-14.

Notice is hereby provided that pursuant to Rule 414 under the Securities Act of 1933, as amended, in connection with a reorganization pursuant to which Invesco Municipal Opportunity Trust, a Delaware statutory trust (the “Successor Fund”), succeeded to the business of Invesco Van Kampen Municipal Opportunity Trust, a Massachusetts business trust (the “Predecessor Fund”), the Successor Fund adopted the registration statement on Form N-2 of the Predecessor Fund as its own for all purposes of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

PART C

OTHER INFORMATION

Item 15.                      Indemnification.

Declaration of Trust

Except to the extent expressly set forth in the Governing Instrument, each Shareholder will be liable to the Trust for, and indemnify and hold harmless the Trust (and any subsidiaries or affiliates thereof) from and against, all costs, expenses, penalties, fines or other amounts, including without limitation, reasonable attorneys’ and other professional fees, whether third party or internal, arising from any action against the Trust in which such Shareholder is not the prevailing party, and shall pay such amounts on demand, together with interest on such amounts, which interest will accrue at the lesser of the Trust’s highest marginal borrowing rate, per annum compounded, and the maximum amount permitted by law, from the date such costs or the like are incurred until the receipt of payment.  The Trust is hereby permitted to redeem or repurchase Shares of any Shareholder liable to the Trust under this Section 8.5 at a value determined by the Board of Trustees in accordance with the 1940 Act and other applicable law, and to set off against and retain any distributions otherwise payable to any Shareholder liable to the Trust under this Section 8.5, in payment of amounts due hereunder.

By-Laws

(a). To the maximum extent permitted by law, the Trust shall indemnify any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding (other than a proceeding by or in the right of the Trust) by reason of the fact that such person is or was a Covered Person, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

(b). To the maximum extent permitted by law, the Trust shall indemnify any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding by or in the right of the Trust to procure a judgment in its favor by reason of the fact that such person is or was a Covered Person, against expenses actually and reasonably incurred by that person in connection with the investigation, defense or settlement of such proceeding.

(c). Notwithstanding any provision to the contrary contained herein, no Covered Person shall be indemnified for any expenses, judgments, fines, amounts paid in settlement, or other liability or loss arising by reason of disabling conduct or for any proceedings by such Covered Person against the Trust. The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the person engaged in disabling conduct.

(d). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1)

was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification.  The rights to indemnification set forth in these Bylaws shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives.  No amendment or restatement of these Bylaws or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

Item 16.                      Exhibits.

(1)	Copies of the charter of the Registrant as now in effect;

(a)	Amended and Restated Declaration of Trust dated May 15, 2012 is incorporated into this filing by reference to the Registrant’s Form 8-A filed on October 10, 2012.

(2)	Copies of the existing bylaws or corresponding instrument of the Registrant;

(a)	Amended and Restated Bylaws dated May 15, 2012 is incorporated herein by reference to the Registrant’s Form 8-A filed on October 10, 2012.

(3)	Copies of any voting trust agreement affecting more than 5 percent of any class of equity securities of the Registrant;

(a)	Form of Voting Trust Agreement, is incorporated herein by reference to the Registration Statement filed on June 8, 2012.

(4)	Copies of the agreement of acquisition, reorganization, merger, liquidation and any amendments to it;

(a)	Form of Agreement and Plan of Redomestication by and among the Registrant is incorporated herein by reference to the Registration Statement filed on June 8, 2012.

(b)	Form of Agreement and Plan of Merger by and among the Registrant is incorporated herein by reference to the Registration Statement filed on June 8, 2012.

(5)
Copies of all instruments defining the rights of holders of the securities being registered including, where applicable, the relevant portion of the articles of incorporation or by-laws of the Registrant;

(a)	Articles II, III, VI, and IX of the Amended and Restated Declaration of Trust

(b)	Article IV of the Amended and Restated Bylaws.

(6)	Copies of all investment advisory contracts relating to the management of the assets of the Registrant;

(a)
Master Investment Advisory Agreement, dated June 1, 2010, between the Registrant and Invesco Advisers, Inc. is incorporated into this filing by reference to Registrant’s Form NSAR-B filed on December 29, 2010.

(b)
Master Intergroup Sub-Advisory Contract for Mutual Funds, dated May 1, 2008 between Invesco Advisers, Inc., on behalf of Registrant, and each of Invesco Asset Management Deutschland GmbH, Invesco Asset Management Ltd., Invesco Asset Management (Japan) Limited, Invesco Australia Limited, Invesco Hong Kong Limited, Invesco Senior Secured Management, Inc. and Invesco Trimark Ltd. is incorporated into this filing by reference to Registrant’s Form NSAR-B filed on December 29, 2010.

(7)	Copies of each underwriting or distribution contract between the Registrant and a principal underwriter, and specimens or copies of all agreements between principal underwriters and dealers;

Not applicable.

(8)
Copies of all bonus, profit sharing, pension, or other similar contracts or arrangements wholly or partly for the benefit of trustees or officers of the Registrant in their capacity as such. Furnish a reasonably detailed description of any plan that is not set forth in a formal document;

(a)
Form of AIM Funds Retirement Plan for Eligible Directors/Trustees, as approved by the Board of Directors/Trustees on December 31, 2010 is incorporated into this filing by reference to Post-Effective Amendment No. 116 to AIM Investment Funds (Invesco Investment Funds)’s registration statement filed on September 23, 2011.

(b)
Form of Invesco Funds Trustee Deferred Compensation Agreement as approved by the Board of Directors/Trustees on December 31, 2010 is incorporated into this filing by reference to Post-Effective Amendment No. 116 to AIM Investment Funds (Invesco Investment Funds)’s registration statement filed on September 23, 2011.

(9)
Copies of all custodian agreements and depository contracts under Section 17(f) of the Investment Company Act of 1940, as amended (the "1940 Act") for securities and similar investments of the Registrant, including the schedule of remuneration;

(a)	Amended and Restated Master Custodian Contract, dated June 1, 2010, between

Registrant and State Street Bank and Trust Company is incorporated into this filing by reference to Post-Effective Amendment No. 97 to AIM Investment Funds (Invesco Investment Funds)’s registration statement filed on July 16, 2010.

(10)
Copies of any plan entered into by Registrant pursuant to Rule 12b-1 under the 1940 Act and any agreements with any person relating to implementation of the plan, and copies of any plan entered into by the Registrant pursuant to Rule 18f-3 under the 1940 Act, any agreement with any person relating to implementation of the plan, any amendment to the plan, and a copy of the portion of the minutes of the meeting of the Registrant's trustees describing any action taken to revoke the plan;

Not applicable.

(11)	An opinion and consent of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and nonassessable;

(a)	Opinion and Consent of Stradley Ronon Stevens & Young, LLP, is incorporated herein by reference to the Registration Statement filed on June 8, 2012.

(12)
An opinion, and consent to their use, of counsel or, in lieu of an opinion, a copy of the revenue ruling from the Internal Revenue Service, supporting the tax matters and consequences to shareholders discussed in the prospectus;

(a)	Opinion of Stradley Ronon Stevens & Young, LLP, supporting the tax matters and consequences to shareholders relating to the Agreement and Plan of Redomestication, is filed herewith.

                (b)           Opinion of Stradley Ronon Stevens & Young, LLP, supporting the tax matters and consequences to shareholders relating to the Agreement and Plan of Merger, is filed herewith.

(13)	Copies of all material contracts of the Registrant not made in the ordinary course of business which are to be performed in whole or in part on or after the date of filing the registration statement;

(a)
Memorandum of Agreement, regarding expense limitations, dated July 18, 2011, between Registrant (on behalf of certain Funds) and Invesco Advisers, Inc. is incorporated into this filing by reference to Post-Effective Amendment No. 116 to AIM Investment Funds (Invesco Investment Funds)’s registration statement filed on September 23, 2011.

(b)
Transfer Agency and Service Agreement, dated January 1, 2002, between Registrant, EquiServe Trust Company, N.A. and EquiServe, Inc., is incorporated herein by reference to the Registration Statement filed on June 8, 2012.

(c)	Amendment, dated June 1, 2010, to the Transfer Agency and Service Agreement, is incorporated herein by reference to the Registration Statement filed on June 8, 2012.

(14)	Copies of any other opinions, appraisals, or rulings, and consents to their use, relied on in preparing the registration statement and required by Section 7 of the 1933 Act;

(a)	Consent of Pricewaterhouse Coopers LLP, the Registrant’s independent registered public accountant, is incorporated herein by reference to the Registration Statement filed on June 8, 2012.

(15)	All financial statements omitted pursuant to Item 14(a)(1);

Not applicable.

(16)	Manually signed copies of any power of attorney pursuant to which the name of any person has been signed to the registration statement; and

(a)
Powers of Attorney for Colin Meadows, David C. Arch, Jerry D. Choate, Wayne W. Whalen, Linda Hutton Heagy, Rodney F. Dammeyer, R. Craig Kennedy, Howard J Kerr, Jack E. Nelson, Suzanne H. Woolsey, Hugo F. Sonnenschein is incorporated herein by reference to the Initial Registration Statement on Form N-14, filed on April 5, 2012.

(17)	Any additional exhibits which the Registrant may wish to file.

(a)           Form of Proxy Cards relating to Special Meeting of Shareholders, is incorporated herein by reference to the Registration Statement filed on June 8, 2012.

Item 17.                      Undertakings.

(1)
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CRF 203.145C], the reoffering prospectus will  contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The undersigned Registrant agrees that every prospectus that is filled under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Houston, State of Texas, on the 30th day of April, 2013.

Registrant:	Invesco Municipal Opportunity Trust

By: /s/ Colin Meadows
Colin Meadows, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE

/s/ Colin Meadows	Trustee & President	April 30, 2013
(Colin Meadows)	(Principal Executive Officer)

/s/ David C. Arch*	Trustee	April 30, 2013
(David C. Arch)

/s/ Jerry D. Choate*	Trustee	April 30, 2013
(Jerry D. Choate)

/s/ Wayne W. Whalen*	Trustee & Chair	April 30, 2013
(Wayne W. Whalen)

/s/ Linda Hutton Heagy*	Trustee	April 30, 2013
(Linda Hutton Heagy)

/s/ Rodney F. Dammeyer*	Trustee	April 30, 2013
(Rodney F. Dammeyer)

/s/ R. Craig Kennedy*	Trustee	April 30, 2013
(R. Craig Kennedy)

/s/ Howard J Kerr *	Trustee	April 30, 2013
(Howard J Kerr)

/s/ Jack E. Nelson*	Trustee	April 30, 2013
(Jack E. Nelson)

/s/ Suzanne H. Woolsey*	Trustee	April 30, 2013
(Suzanne H. Woolsey)

/s/ Hugo F. Sonnenschein*	Trustee	April 30, 2013
(Hugo F. Sonnenschein)

	Vice President & Treasurer	April 30, 2013
/s/ Sheri Morris	(Principal Financial Officer)
(Sheri Morris)

*By: /s/Philip A. Taylor
Philip A. Taylor
Attorney-in-Fact

*Philip A. Taylor, pursuant to powers of attorney dated November 30, 2011, incorporated herein by reference to the Initial Registration Statement on Form N-14, filed on April 5, 2012.

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT
12(a)	Form of Opinion and Consent of Counsel with respect to certain tax consequences relating to the Agreement and Plan of Redomestication
12(b)	Form of Opinion and Consent of Counsel with respect to certain tax consequences relating to the Agreement and Plan of Merger